June 7, 2010
Securities and Exchange Commission
Attention: Mary Beth Breslin, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631
VIA EDGAR

Re:	Hutchinson Technology Incorporated Registration Statement on Form S-3 Filed May 14, 2010 File No. 333-166842
Ladies and Gentlemen:
          Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), hereby responds to the Staff’s comment letter dated May 24, 2010. This letter contains the responses to the Staff’s comment. The comment in the comment letter has been reproduced here in italics and the Company’s response is detailed under the comment. The Registration Statement on Form S-3 identified above is referred to in this letter as the “Registration Statement.”
Where You Can Find More Information, page 2
1.	Please revise this section to ensure that you have incorporated by reference all reports filed since the end of your fiscal year ended September 27, 2009. In this regard, we note your Form 8-K filed on October 15, 2009 was not incorporated by reference. Refer to Item 12(a)(2) of Form S-3.

Response: Amendment No. 1 to the Registration Statement revises “Where You Can Find More Information” to incorporate by reference all reports filed by the Company since the end of its fiscal year ended September 27, 2009.
We hope that this letter responds adequately to the Staff’s concerns. If you have any further comments or concerns, please contact me at 320-587-3797. Thank you for your time and consideration.

Sincerely,
/s/ Steven L. Polacek
Steven L. Polacek
Senior Vice President and Chief Financial Officer

cc:	Sonia A. Shewchuk, Faegre & Benson LLP Joseph McCann, Securities and Exchange Commission